I, Adam Lopez, certify that:

(1) the financial statements of Stodo Technologies LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Stodo Technologies LLC included in this Form reflects accurately the information reported on the tax return for Stodo Technologies LLC filed for the fiscal year ended December 31st 2017.



Adam Lopez
Founder/CEO Stodo Technologies LLC

[10/5/17]

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.